SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Stock and Bond Fund
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Filed by:  Federated Stock and Bond Fund

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Managed Allocation Portfolios for its portfolios Federated Target ETF Funds
Commission File No. 811-1

Date:                                April 27, 2009

Regarding:	Reorganization: Federated Target ETF Fund 2015, 2025, and 2035, collectively known as “The Target ETF Funds” into Federated Stock and Bond Fund

At its February meeting, the Board of Trustee of Federated Managed Allocation Portfolios approved the tax-free reorganization of Federated Target ETF Funds – 2015, 2025, and 2035 into the Federated Stock and Bond Fund.  The three reorganizations each require a shareholder vote and the proxy statements are in the process of being mailed to shareholders, including retirement plans, of the Federated Target ETF Funds.  The reorganizations are scheduled for June 12, 2009 contingent upon shareholder approval on June 10, 2009.

The following provides the answers to applicable questions regarding the reorganizations that may surface. The proxy is currently available for review on federatedinvestors.com. (Follow these steps to access the proxy: if logged in as an individual investor, go to customer service – next to “Other Resources” click view all – scroll to Proxy Statements – then click on the applicable proxy.)

Question and Answer

Why have the reorganizations been proposed?

The ETF Funds, despite efforts to increase the salability of the funds since launched in April of 2006, have not been able to reach an economically viable size. The Adviser has advised the Board that it believes that the Reorganizations will result in current shareholders of the ETF Funds receiving shares in a fund with greater long-term viability.

The ETF Funds and the Federated Stock and Bond Fund pursue their investment objectives primarily by investing in a mix of equity and fixed-income investments.  Unlike the Federated Stock and Bond Fund, each ETF Funds’ portfolio is constructed by the Adviser by using an asset allocation process and is managed according to the specific target retirement date reflected in each ETF Funds’ name.  The Reorganization would provide shareholders of each ETF Fund with shares of Federated Stock and Bond Fund, an investment product that gives them exposure to both equity and fixed-income investments.

The Federated Stock and Bond Fund has greater flexibility in its asset allocations and will invest between 20% and 80% of its assets in equity securities and between 20% and 80% of its assets in fixed- income securities, during normal market conditions.  The Federated Stock and Bond Fund’s asset mix is adjusted based on the Adviser’s view of economic and market conditions.  Due to their different investment objectives and strategies, shareholders of the ETF Funds will likely have a different allocation to equity and fixed income investments if the Reorganizations are approved and they become shareholders of the Federated Stock and Bond Fund.

Why has the Federated Stock and Bond Fund been proposed for the reorganization?

•	The Fund’s flexibility allows it to be well allocated to stocks or bonds in various market cycles.

•	The Fund has a longer track record.

•	The same portfolio managers are responsible for asset allocation decisions in the Federated Stock and Bond Fund as are responsible for the ETF Funds.

•	The Federated Stock and Bond Fund has competitive performance.

How does the reorganization affect shareholders?

If the reorganizations are approved, Federated Target ETF Funds’ shareholders will be shareholders of the corresponding share class of Federated Stock and Bond Fund.

Will an Institutional Share class be added to the Federated Stock and Bond Fund?

Yes.  An Institutional Share class has been added to the Federated Stock and Bond Fund and has an anticipated effective date of June 12, 2009.  Each shareholder who owns ETF Funds IS shares will own the IS share class in the Federated Stock and Bond Fund post-Reorganization(s).

How does the performance among the funds involved in the Reorganization(s) compare?

The performance history of the Federated Stock and Bond Fund will survive post-Reorganization(s).  The following chart shows recent performance for the Class A shares of all 4 funds.

Annualized Total Returns Since Inception 4/6/06*
Federated Stock and Bond Fund A	-5.34%
Federated Target ETF Fund 2015 A	-6.68%
Federated Target ETF Fund 2925 A	-9.78%
Federated Target ETF Fund 2035 A	-11.91%
*Date of Inception of Federated Target ETF Funds.
Net returns for A shares at NAV as of 1/30/09.

What happens to participant deferrals during the proxy period?

All participant deferrals will be invested according to the Fund’s investment objective and strategy as normal.

How do the expenses of Federated Stock and Bond Fund compare to the ETF Funds?

As noted in the proxy, the gross expenses of the Federated Stock & Bond Fund are less than those of the Federated Target ETF Funds.  While net expenses after waiver of the Federated Stock and Bond Fund currently are higher than those of the Federated Target ETF Funds, certain expense waivers which are now in effect with respect to the Federated Target ETF Funds are voluntary and may not continue in the future.

	Net Expenses			Gross Expenses
	Class A	Class K	Class IS	Class A	Class K	Class IS
Federated Stock & Bond Fund	1.53%	2.03%	1.28%	1.92%	2.33%	1.66%
Federated Target ETF 2015 Fund	0.53%	1.00%	0.29%	8.11%	8.17%	7.74%
Federated Target ETF 2025 Fund	0.53%	1.00%	0.28%	5.45%	5.62%	4.97%
Federated Target ETF 2035 Fund	0.52%	1.00%	0.29%	7.89%	7.99%	7.39%

What is the timing for the reorganization?

•	It is anticipated that the proxy will begin mailing on Thursday, April 23 to shareholders of the ETF Funds.

•
The Altman Group has been hired as the proxy tabulator/solicitor for this proxy campaign.  Shareholders of the ETF Funds who have not yet voted their shares may begin to receive solicitation calls the week of May 11th.

•	The shareholder meeting is scheduled for Wednesday, June 10, 2009. If approved by shareholders, the tax-free reorganizations are scheduled to occur over the weekend of June 12th.

Existing shareholders in the ETF Funds A, K, and IS share classes will move into the corresponding A, K, and IS share classes of Federated Stock and Bond Fund.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.